nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com

25 February, 2003

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

03007314

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on February, 2003 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 06 2003
WASH, D.C. 155 SECTION

NH HOTELES
DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

Madrid, 25th February 2003

NH Hoteles group

January – December 2002 results

CONSOLIDATED NET PROFITS INCREASED BY 5% IN FY 2002 TO €85.66m

- **Consolidated revenues rose 22% to €930.1m, and consolidated pre-tax profits before minorities by 15% to €135.1m.**
- **This growth was partly thanks to the 53 hotels acquired from the German company Astron, and partly to the contributions from NH Mexico (which was not consolidated in the first half of 2001) and new or newly-refurbished NH Hoteles.**
- **The results also included €27.9m of exceptional items, which were mainly a reflection of capital gains on the sale of four hotels in February 2002, and the sale of another two hotels towards the end of the year, as well as the impact of debt refinancing at NH Mexico.**
- **Consolidated EBITDA reached €223.6m, 1% less than in the same period in 2001. The 7% fall in EBITDA in the year to September was offset by improved sales and operating performance in the latter months of the year at the hotel division, but more particularly at Sotogrande's property division.**
- **The hotel business posted growth of 23% in total revenues, and 17.4% in gross operating results. However, the fall in RevPar was reflected in lower operating profits at comparable hotels, and this was exacerbated by the costs of the rebranding and new international sales offices, together with higher operating costs due to the consolidation of NH Mexico.**
- **As a result of the above, together with higher leasing costs due to the consolidation of the Astron hotels and the sale and lease-back deal, EBITDA slid by 6% at the hotel division, to €190.1m.**
- **The LatAm hotels contributed 8% to hotel sales and 7.4% to group EBITDA. The contribution made by NH Mexico to group EBITDA was more than double that of the previous year 2001, while the MERCOSUR hotels remained at breakeven point in the second half of the year.**
- **At Sotogrande, the performance of the property division was in line with expectations, with total revenues growing by 11.2% and EBITDA by 44.2% to €33.5m. Net profits reached €17.58m, an increase of 57.6% over 2001.**

nH HOTELES DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

HOTEL DIVISION

The hotel business posted growth of 23% in total revenues and 17.4% in gross operating profits before leasing costs (GOP), compared to cumulative GOP growth of 16.5% and 13% in September and June 2002 respectively.

This growth was partly thanks to the 53 hotels acquired from the German company Astron, partly to the contribution from NH Mexico (which was not consolidated in the first half of 2001) and partly thanks to newly-opened or newly-refurbished NH hoteles.

Economies within the framework of the cost-savings programme have succeeded in bringing down operating costs at hotels, which is reflected in productivity ratios or FTEs/room. In Holland, this ratio improved from 0.44 to 0.42, and in Mexico from 0.63 to 0.58. These ratios could continue to improve up to the 0.33 level currently achieved in Spain.

As a reflection of the above, excluding central overhead costs, EBITDA at the hotel division was flat at €221.51m, in spite of the higher lease-payments due to the consolidation of Astron and the sale&lease-back agreement now in force.

Central overheads were €11.3m higher than in 2001, mainly due to personnel costs being restated as overheads, together with rebranding costs for hotels in Europe and Mexico and the costs of opening new international sales offices and introducing new back-office systems.

The events of September 11th 2001 had a relatively limited impact on the chain. Altogether, performance improved over the course of the year, although performance differed in each of NH's various markets.

Comparable hotels in Spain

There was a slight increase in revenues at comparable hotels in Spain, + 0.5% to €344.6m. Meanwhile, EBITDA fell by 2.5% to €116.9, 2.5% less than in 2001, although over the year as a whole, there was a trend towards an improvement.

The fourth quarter was the highlight of the year, with growth of 4.1% in sales and 4.2% in EBITDA, and margins steady at 34.1%.

EBITDA fell by 5.8% in Madrid and 2.9% in Barcelona in 2002 vs. 2001, compared to falls of 10% and 8% respectively in the first nine months of the year. On the other hand, EBITDA at the three- and four-star hotels in the rest of Spain remained stable, and at the limited service segment hotels, EBITDA increased by 10%.

Comparable Central European hotels

Revenues at comparable Central European hotels fell by 5.7%, and EBITDA by 12.8%, reflecting a weaker performance in the second half of the year.

Compared to 2001, EBITDA at these hotels fell by 13% in Amsterdam and 19% in Brussels. Action being taken to counter falling demand in these markets includes re-branding, new front-office and back-office systems, an intensified international sales drive as well as coordinated marketing actions.

Non-comparable European hotels

Hotels opened or newly-refurbished in the last twelve months in Europe made a revenue contribution of €41.6m, accounting for 4.8% of consolidated hotel sales. The EBITDA contribution was a negative €1.2m due to the fact that the hotels are in start-up phase, and are mainly leased.

Astron

In the first eight months of their consolidation into the NH hoteles group, the Astron hotels contributed €132.8m to sales, or 15.3% of total group revenues from the hotels business. Gross operating profits (GOP) were €52.49m, or 17% of group GOP from the hotels business, but after leasing costs, the contribution to EBITDA was €7.03m.

Astron contributed €2.55m to group consolidated net profits. In the eight months, NH Hoteles amortised €2.77m of the goodwill generated by the acquisition of 80% of Astron.

Hotels in Latin America

The hotels in Mercosur and Mexico made an 8% contribution to group revenues in 2002, and accounted for 7.4% of consolidated EBITDA, mainly thanks to NH Mexico, which more than doubled the contribution made in the previous year, when it was only consolidated for six months.

NH HOTELES Santa Engracia 120 28003 Madrid España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER 82-4780

Since 1st July 2002, another four hotels which were previously under management contracts have become part of NH Mexico. The consolidation of NH Mexico now has a significant impact on operating costs, as well as on the consolidated depreciation account.

In Mercosur, EBITDA was slightly negative (€-1.2m), although in spite of the financial and economic situation in these markets, the hotels remained at breakeven in the second half of the year. NH's positioning in Mercosur continues to be strategic for the long-term development of the group.

SOTOGRANDE

Sotogrande's results were in line, taking into account the handover of plots and apartments in La Marina and plots in "La Reserva de Sotogrande". As anticipated, these deliveries took place in the fourth quarter.

More specifically, property sales reached €59.74m, 14% higher than in 2001, and increasing Sotogrande's total revenues by 11.2% to €63.44m and EBITDA by 44.2% to €33.5m.

The contribution made by Sotogrande's property business to group net profits in 2002 amounted to €17.58m, 57.6% more than in 2001.

At 31st December 2002, confirmed sales not yet reflected in the accounts amounted to €34.83m. This figure is considerably smaller than the €51.85m of confirmed sales at year-end 2001, due to the handovers of "La Reserva" plots and La Marina apartments at the end of 2002. Nevertheless, thanks to the efforts of the sales team, Sotogrande's property business still shows no sign of slowdown.

At the end of last year, NH Hoteles signed an agreement with Caja Madrid by which all assets related to the golf and tourist hotels will be grouped under the Sotogrande umbrella. These assets had previously been owned by Ahora, a 49%/51%-owned subsidiary of Caja Madrid and NH Hoteles. These assets include among others, the Casino de Madrid, the Los Retamares Golf Club, Aymerich Golf Management and two NH hotels in Marbella. As part of the agreement, Ahora's other assets, mainly City hotels, will be also wholly-owned by NH Hoteles.

As a result of this restructuring, Caja Madrid will become a shareholder in Sotogrande, subscribing to a rights issue which will give it approximately 17% of the shares. The implicit valuation of Sotogrande's shareholders' funds in this deal is €407m.

The cash accumulated in Sotogrande had already been distributed to its shareholders in the form of dividends charged to 2002 and previous years, amounting to a total of €1.75 per share.

FINANCIAL PERFORMANCE

Provisional year-end figures for consolidated net borrowings indicate a total of €660m, compared to €614m at year-end 2001. Based on the guarantee-capital (shareholders' funds + minority interests), the group's gearing stands at 0.87x. The ratio of net debt to EBITDA is 2.95x.

The variation in net debt was mainly due to the acquisition of 80% of Astron on 29th April 2002, at a price of €130m, although this was partly financed by the €91m sale and lease-back deal on four hotels.

In spite of the increase in net borrowings, net financial charges fell by 11%. This was partly a reflection of falling interest rates since September 2001, and partly due to the group's strong cash position during the first seven months of the year between the sale of the four hotels in February 2002, and the two-stage payment for Astron in May and July 2002.

An important refinancing deal was put in place at the end of 2002 in NH Mexico. As a result, NH Hoteles discounted its loan to NH Mexico by €10.7m, to €62.8m, and also reduced the interest-rate spread from 511 to 325 basis points over Libor.

In a parallel move, NH Hoteles – through its 64.55%-owned subsidiary Latinoamericana de Gestión Hotelera – increased its stake in NH Mexico by 10.31%, at a cost of €9.85m. NH Hoteles now owns 62% of NH Mexico.

This refinancing generated €17m of exceptional profits in the fourth quarter, partly as a result of the drop in borrowing, and partly due to reversed provisions for foreign exchange losses.

Consolidated exceptional items were also higher at year-end as a reflection of the capital gains on the sale of the NH Bretón and NH Tudela hotels, which together with the profits on the sale of the four hotels in February 2002,

nH HOTELES DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

amounted to €17.3m. However, consolidated exceptional items were to some extent eroded by the impact of the share-price performance on the stock-options plan.

Currency devaluation in Latin America resulted in a €74.77m drop in the Conversion Reserves, which together with the application of negative-tax accounts, had a positive impact on the consolidated taxation charge.

Altogether, consolidated pre-tax profits increased by 15.2% in 2002, to €135.09m. After tax and minorities, NH Hoteles net profits grew by 5% to €85.66m.

<u>**The following tables show:**</u>

1) **The consolidated Profit & Loss account, compared with the same period in the previous year.**
2) **Breakdown of SALES at the NH Hoteles group, compared with the same period in the previous year.**
3) **Breakdown of EBITDA at the NH Hoteles group, compared with the same period in the previous year.**

N.B. The figures in the following tables and other figures mentioned in this report are provisional data, and may be subject to change before the full-year accounts are published.

NH HOTELES GROUP	**Jan-Dec 2002**		**Jan-Dec 2001**		**2002/2001**
P&L Account	**€m**	**%**	**€m**	**%**	**% change**
Sales from hotel business	866,67	93,2%	705,26	92,5%	22,9%
Real Estate sales	63,44	6,8%	57,06	7,5%	11,2%
TOTAL SALES	**930,11**	**100,0%**	**762,32**	**100,0%**	**22,0%**
Cost of real estate sales	20,22	2,2%	25,57	3,4%	(20,9%)
Direct operating costs	564,98	60,7%	448,23	58,8%	26,0%
Gross Operating profit	**344,91**	**37,1%**	**288,52**	**37,8%**	**19,5%**
Lease payments & property taxes	121,32	13,0%	63,35	8,3%	91,5%
EBITDA	**223,59**	**24,0%**	**225,17**	**29,5%**	**(0,7%)**
Depreciation	75,04	8,1%	59,79	7,8%	25,5%
Depreciation STG consolidation difference	3,43	0,4%	3,26	0,4%	5,2%
EBIT	**145,12**	**15,6%**	**162,12**	**21,3%**	**(10,5%)**
Net interest expenses	35,06	3,8%	39,46	5,2%	(11,2%)
Income from minority equity interests	(2,90)	(0,3%)	(2,72)	(0,4%)	6,6%
Net exceptional items	27,93	3,0%	(2,64)	(0,3%)	(1158,0%)
EBT	**135,09**	**14,5%**	**117,30**	**15,4%**	**15,2%**
Corporation tax	28,32	3,0%	26,26	3,4%	7,8%
NET INCOME BEFORE MINORITIES	**106,77**	**11,5%**	**91,04**	**11,9%**	**17,3%**
Minorities	21,11	2,3%	9,36	1,2%	125,5%
NET PROFIT	**85,66**	**9,2%**	**81,68**	**10,7%**	**4,9%**

nH HOTELES

DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

SALES BREAKDOWN	2002 €m	2001 €m	2002/2001 % change
Comparables Spain	344,58	342,92	0,48%
Total comparables rest of Europe	269,74	286,02	-5,69%
Total comparables Europe	**614,32**	**628,94**	**-2,32%**
Non-comparables Spain	18,59	4,27	335,36%
Non-comparables Rest of Europe	23,08	18,60	24,09%
Total non-comparables Europe	**41,67**	**22,87**	**82,20%**
Astron	132,82		-
Total Europe	**788,81**	**651,81**	**21,02%**
Mercosur	9,28	15,78	-41,19%
Mexico	59,49	27,20	-
Hotel management fees & Other - Europe	9,09	10,47	-13,18%
HOTEL SALES	**866,67**	**705,26**	**22,89%**
Total Sotogrande earnings	63,44	57,06	11,18%
TOTAL CONSOLIDATED SALES (*)	**930,11**	**762,32**	**22,01%**

EBITDA BREAKDOWN	2002		2001		
	EBITDA €m	Margin %	EBITDA €m	Margin %	2002/2001 % change
Comparables Spain	116,93	33,9%	119,90	35,0%	-2,48%
Total comparables rest of Europe	84,64	31,4%	97,06	33,9%	-12,80%
Total Comparables Europe	**201,57**	**32,8%**	**216,96**	**34,5%**	**-7,09%**
Non-comparables Europe	-3,86	-20,8%	0,83	19,4%	-565,06%
Non-comparables rest of Europe	2,63	11,4%	-1,68	-9,0%	-256,55%
Total non-comparables Europe	**-1,23**	**-3,0%**	**-0,85**	**-3,7%**	**44,71%**
Astron	7,03	5,3%			-
Total Europe	**207,37**	**26,3%**	**216,11**	**33,2%**	**-4,04%**
Mercosur	-1,17	-12,6%	-0,66	-4,2%	77,27%
Mexico	15,25	25,6%	6,57	24,2%	-
Head office services	-31,37		-20,09	-191,9%	56,1%
TOTAL HOTEL BUSINESS	**190,08**	**21,9%**	**201,93**	**28,6%**	**-5,9%**
Sotogrande	33,51	**52,8%**	23,24	**40,7%**	**44,2%**
TOTAL NH GROUP CONSOLIDATED (*)	**223,59**	**24,0%**	**225,17**	**29,5%**	**-0,7%**

(*) NH Mexico figures included in consolidation from 1st July onwards